UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

iClick Interactive Asia Group Limited
(Name of the Issuer)

iClick Interactive Asia Group Limited
Jian Tang
Igomax Inc.
Wing Hong Sammy Hsieh
Bubinga Holdings Limited
Huang Jianjun
Rise Chain Investment Limited
Capable Excel Limited
Cheer Lead Global Limited
Creative Big Limited
Huge Superpower Limited
Infinity Global Fund SPC
Integrated Asset Management (Asia) Ltd.
Marine Central Limited
Chan Nai Hang
Likeable Limited
Imen Yee May Pang
Chik Yu Chung Roni
Tse Kok Yu Ryan
Tsang Hing Sze
Lau Ying Wai
Yang Xin
Zhao Yong
(Names of Persons Filing Statement)
American Depositary Shares, one representing five Class A ordinary shares
Class A Ordinary Shares, par value US$0.001 per share*
(Title of Class of Securities)
45113Y203
(CUSIP Number)

iClick Interactive Asia Group Limited Prosperity Millennia Plaza 663 King’s Road, Quarry Bay Hong Kong Tel: +852 3700 9000	Jian Tang Igomax Inc. 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong Tel: +86-10-8540-2700	Wing Hong Sammy Hsieh Bubinga Holdings Limited 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong. Tel: +852-3700-9618
Huang Jianjun Marine Central Limited Rise Chain Investment Limited Unit 2B, 17/F. Chung Kiu Commercial Bldg. No. 47-51 Shantung Street Mongkok, Kowloon Hong Kong Tel: +86 13682435235	Capable Excel Limited Unit A, 8th Floor Winbase Centre 208 Queen’s Road Central Hong Kong Tel: +852 25613121	Cheer Lead Global Limited Unit 1803, 18/F, Stelux House 698 Prince Edward Road East San po Kong Hong Kong Tel: +852 38926137
Creative Big Limited Flat 23B, Block 6, Hanley Villa 22 Yau Lai Road Yau Kom Tau, Tsuen Wan Hong Kong Tel: +852 90880328	Huge Superpower Limited Room 33B, 24/F, Block D Mai Luen Ind. Building 23-31 King Yip Street Kwai Chung Hong Kong Tel: +852 35261189	Infinity Global Fund SPC Room 3605, 36/F Cheung Kong Centre 2 Queen’s Road, Central Hong Kong Tel: +852 34655367
Integrated Asset Management (Asia) Ltd. 15/F Prosperity Millenia Plaza 663 King’s Road, Quarry Bay Hong Kong Tel: +852 22092209	Chan Nai Hang 18B, MG Tower, 133 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong Tel: +852 3700 9000	Likeable Limited 10/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong Tel: +852 2541 6632
Imen Yee May Pang 23 D, BLK 5, Aldrich Garden Shau Kei Wan, Hong Kong Tel: +852 3700 9000	Chik Yu Chung Roni 10/F RmB Wai Yu Court 8 Hong Ping Street Chai Wan, Hong Kong Tel: +852 3700 9000	Tse Kok Yu Ryan Flat F, 16/F, BLK 2, Riviera Gardens, Tsuen Wan, Hong Kong Tel: +852 3700 9000
Tsang Hing Sze Flat 704, 7/F, Block B, Tak Wah House, Tak Keung Court, Lok Fu, Kowloon, Hong Kong Tel: +852 3700 9000	Lau Ying Wai Room 1905, 19/F, Oi Chi House Tin Oi Court, Tin Shui Wai, New Territories, Hong Kong Tel: +852 3700 9000	Yang Xin 7/F, Building 19, Phoenix Park, 1515 Gumei Road, Xuhui District, Shanghai, China Tel: 1811621902
Zhao Yong 7/F, Building 19, Phoenix Park, 1515 Gumei Road, Xuhui District, Shanghai, China Tel: 18616029299
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
With copies to
Cleary Gottlieb Steen & Hamilton LLP Denise Shiu 45th Floor, Fortune Financial Center, 5 Dong San Huan Zhong Lu, Chaoyang District, Beijing Tel: + 86 10 5920 1080	Ropes & Gray Oliver Nip 44th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Tel: +852 3664 6461	Prospera Law, LLP Kevin Leung 1901 Avenue of the Stars Suite 480 Los Angeles, CA 90067 Tel: +1 (424) 239-1890

This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer
d.	☒	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
*
Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

i

INTRODUCTION
This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
iClick Interactive Asia Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A ordinary shares, par value US$0.001 per share (each, a “Class A Share” and collectively, the “Class A Shares,” and, together with the Class B ordinary shares of the Company, par value US$0.001 per share (each, a “Class B Share” and collectively, the “Class B Shares”), the “Shares”), including the Class A Shares represented by the American depositary shares, each representing five Class A Shares (the “ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
TSH Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

(c)
TSH Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”);

(d)
(i) Mr. Jian Tang, a citizen of the PRC, (ii) Igomax Inc., a company organized and existing under the laws of the British Virgin Islands and wholly-owned by Mr. Jian Tang, (iii) Mr. Wing Hong Sammy Hsieh, a citizen of Hong Kong S.A.R., and (iv) Bubinga Holdings Limited, a company organized and existing under the laws of the British Virgin Islands and wholly-owned by Mr. Wing Hong Sammy Hsieh (collectively, the “Founder Parties”);

(e)
Rise Chain Investment Limited, a British Virgin Islands company, which is wholly-owned by Mr. Huang Jianjun, and Mr. Huang Jianjun, a citizen of the PRC (collectively, the “Sponsor Parties”); and

(f)
(i) Capable Excel Limited, a British Virgin Islands company, (ii) Cheer Lead Global Limited, a British Virgin Islands company, (iii) Creative Big Limited, a British Virgin Islands company, (iv) Huge Superpower Limited, a British Virgin Islands company, (v) Infinity Global Fund SPC, a Cayman Islands company, (vi) Integrated Asset Management (Asia) Ltd., a British Virgin Islands company, (vii) Marine Central Limited, a British Virgin Islands company, (viii) Imen Yee May Pang, a citizen of Hong Kong S.A.R., (ix) Lau Ying Wai, a citizen of Hong Kong S.A.R., (x) Tsang Hing Sze, a citizen of Hong Kong S.A.R., (xi) Zhao Yong, a citizen of the PRC, (xii) Likeable Limited, a company organized and existing under the laws of Hong Kong S.A.R., (xiii) Chik Yu Chung Roni, a citizen of Hong Kong S.A.R., (xiv) Tse Kok Yu Ryan, a citizen of Hong Kong S.A.R., (xv) Yang Xin, a citizen of the PRC, (xvi) Chan Nai Hang, a citizen of Hong Kong S.A.R., and (xvii) Mr. Huang Jianjun (together with the Founder Parties, the “Rollover Shareholders” and each a “Rollover Shareholder”).

The Founder Parties and Sponsor Parties are collectively referred to herein as the “Buyer Consortium.” The Buyer Consortium and the other Rollover Shareholders are collectively referred to herein as the “Buyer Group.”
On November 24, 2023, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Companies Act (As Revised) of the Cayman Islands (the “CICA”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), Parent will be beneficially owned by the Buyer Group. The transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger, are collectively referred to as the “Transactions.”
Concurrently with the execution of the Merger Agreement, Parent and the Rollover Shareholders entered into a Support Agreement, dated as of November 24, 2023 (the “Support Agreement”), whereby, among other things, subject to the terms and conditions of the Support Agreement, each Rollover Shareholder has agreed to (a) vote all Shares (including Shares represented by ADSs) beneficially owned by such Rollover Shareholder as of the date of the Merger Agreement, together with any Shares acquired (whether beneficially or of record) by it after the date of the Merger Agreement and prior to the Effective Time of the Merger, including any Shares or securities of the Company acquired by means of purchase, dividend or distribution, or issued upon the exercise or settlement of any Company Options, RSUs, or warrants or conversion of any convertible securities or otherwise (collectively, the “Rollover Shares”), in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and to take certain other actions in furtherance of the Transactions, including the Merger, and (b) contribute the Rollover Shares beneficially owned by him, her or it to Parent immediately prior to the Effective Time in exchange for newly issued shares of Parent and receive no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement.
Concurrently with the execution of the Merger Agreement, the Founder Parties, the Sponsor Parties, Parent and Merger Sub entered into an Interim Investors Agreement, which provides for certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Founder Parties and the Sponsor Parties with respect to the Merger Agreement, the Facility Agreement, the Equity Commitment Letter, the Support Agreement and the Limited Guarantee, and the transactions contemplated by each.
If the Merger is completed, the Company will continue its operations as a privately held company and will be wholly owned by Parent, and the Company’s ADSs, each representing five Class A Shares, will no longer be listed on the NASDAQ Global Market (“NASDAQ”) and the ADS program for the ADSs will terminate. In addition, if the Merger is completed, the Company’s obligations to file periodic reports under the Exchange Act will be terminated and the Company will be indirectly privately held by the Buyer Group.
If the Merger is completed, at the Effective Time, (a) each Class A Share and each Class B Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$0.816 per Share in cash without interest (the “Per Share Merger Consideration”) and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) Shares held by Parent and Merger Sub, (iii) Shares held by the Company or any of its subsidiaries, or held in the Company’s treasury, (iv) any Shares (including ADSs corresponding to such Shares) held by the Company or JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below) (the Shares described in clauses (i) to (iv), the “Excluded Shares”), (v) Shares owned by holders who have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger pursuant to Section 238 of the CICA (such Shares, the “Dissenting Shares”), and (vi) Shares represented by ADSs; (b) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares and ADSs (together with each Share represented by each such ADS) as described in below (c)), together with each Share represented by such ADS, will be cancelled in exchange for the right to receive US$4.08 per ADS in cash (less $0.05 per ADS cancelled and any other fees and charges payable pursuant to the terms of the deposit agreement, dated December 21, 2017 and as amended on October 31, 2022, among the Company, the ADS Depositary and all holders from time to time of ADSs issued thereunder) without interest (the “Per ADS Merger Consideration”, and together with the Per Share Merger Consideration, the “Merger Consideration”) and net of any applicable withholding taxes; (c) each ADS, together with each Share represented by each such ADS, which was issued in connection with the conversion and exercise by certain Company employees of their Vested Company RSUs (as defined below) and/or Vested Company Options (as defined below) and held by The Core Group for and on behalf of such Company employees prior to Effective Time (other than ADSs representing the Excluded Shares, where applicable), shall be cancelled and cease to exist at the Effective Time in exchange for the right to receive the Per ADS Merger Consideration without interest and net of any applicable withholding taxes, and such consideration shall be paid by the Surviving Company or one of its subsidiaries as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices; (d) the Excluded Shares issued and outstanding immediately prior to the Effective Time will be cancelled without payment of any consideration or distribution from the Company therefor; and (e) the Dissenting Shares issued and outstanding immediately prior to the Effective Time will be cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA. “Vested Company RSU” means any restricted share unit granted under the Post-IPO Share Incentive Plan of the Company at or prior to the Effective Time (each, a “Company RSU”) that shall have become vested at or prior to the Effective Time and remains outstanding in the form of an ADS at the Effective Time in accordance with the terms of such Company RSU.

In addition, under the terms of the Merger Agreement, at the Effective Time, each option to purchase an ADS granted under the 2018 Share Incentive Plan of the Company and the Post-IPO Share Incentive Plan of the Company (collectively, the “Company Share Plans”) at or prior to the Effective Time (each, a “Company Option”) that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company Option (each, a “Vested Company Option”) (excluding any Vested Company Option which has been converted into ADSs) will be cancelled and converted into the right to receive from the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, an amount in cash, without interest and net of any applicable withholding taxes, equal to the excess, if any, of the Per ADS Merger Consideration over the exercise price of such Vested Company Option; provided, that if the exercise price of any such Vested Company Option is equal to or greater than the Per ADS Merger Consideration, such Vested Company Option shall be cancelled and the holder of any such Vested Company Option shall be entitled to a cash amount (without interest and net of any applicable withholding taxes) equal to US$1.9305 with respect to each such Vested Company Option. Further, under the terms of the Merger Agreement, at the Effective Time, each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”) will be cancelled in exchange for the right to receive an employee incentive award by Parent to replace such Unvested Company RSU, pursuant to terms and conditions to be determined by Parent, which shall be substantially the same as the terms and conditions (including as to vesting) under the applicable Company Share Plans and the award agreement(s).
The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, must be authorized and approved by special resolution passed by the holders of the Shares, being the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy, or in the case of corporations, by their duly authorized representatives, as a single class at the extraordinary general meeting or any adjournment or postponement thereof. However, the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares and ADSs unaffiliated with the Buyer Group.
As of the date of this Transaction Statement, the Buyer Group beneficially own in the aggregate 13,107,608 Class A Shares and 4,385,078 Class B Shares, which collectively represent approximately 35% of the total issued and outstanding shares in the Company and approximately 69% of the total voting power of the outstanding shares in the Company.
The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. Copies of the Merger Agreement and the Plan of Merger are attached to the Proxy Statement as Annex A and Annex B and are incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2   Subject Company Information
(a)
Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“The Extraordinary General Meeting — Record Date; Shares and ADSs Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Company’s ADSs, Dividends and Other Matters — Market Price of the ADSs”

(d)
Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Market Price of the Company’s ADSs, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs — Prior Public Offerings”

(f)
Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs”

•
“Special Factors — Related Party Transactions”

Item 3   Identity and Background of Filing Person
(a)
Name and Address. iClick Interactive Asia Group Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)
(1) Material Terms — Tender Offers. Not applicable.

(a)
(2) Material Terms — Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors”

•
“The Extraordinary General Meeting”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)
Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Dissenters’ Rights”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Dissenters’ Rights”

•
“The Extraordinary General Meeting — Rights of Shareholders Who Wish to Dissent from the Merger”

•
“Dissenters’ Rights”

•
“Annex D — Cayman Islands Companies Act (As Amended) — Section 238”

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Shares and ADSs”

(b)
Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)
Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interim Investors Agreement”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interim Investors Agreement”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

•
“The Merger Agreement and the Plan of Merger”

•
“Transactions in the Shares and ADSs”

•
“Annex A — Agreement and Plan of Merger

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(c)
(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

(c)
Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — U.S. Federal Income Tax Consequences”

•
“Special Factors — PRC Income Tax Consequences”

•
“Special Factors — Cayman Islands Tax Consequences”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

Item 8   Fairness of the Transaction
(a)-(b)
Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex C — Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)
Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“The Extraordinary General Meeting — Vote Required”

(d)
Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex C — Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(e)
Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex C — Opinion of Houlihan Lokey (China) Limited as Financial Advisor”

(c)
Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and the Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

(b)
Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and the Plan of Merger — Financing”

(c)
Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and the Plan of Merger — Financing”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“Transactions in the Shares and ADSs — Transactions in Prior 60 Days”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Voting by the Buyer Group at the Extraordinary General Meeting”

•
“The Extraordinary General Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information. The audited financial statements of the Company for the fiscal years ended December 31, 2020, 2021 and 2022 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on May 11, 2023 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
“The Extraordinary General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex E — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(c)
Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)	Proxy Statement of the Company dated February 1, 2024.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated November 24, 2023, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 24, 2023.
(b)-(1)	Facility Agreement, dated November 24, 2023, by and between Merger Sub and NEW AGE SP II, incorporated herein by reference to Exhibit 99.9 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.
(b)-(2)	Equity Commitment Letter, dated November 24, 2023, by and between Parent and Rise Chain Investment Limited, incorporated herein by reference to Exhibit 99.6 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated November 23, 2023, incorporated herein by reference to Annex C to the Proxy Statement.*
(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated November 22, 2023.*
(c)-(3)	Offer Price Increase Case Study on Certain Going-Private Transactions prepared by Houlihan Lokey (China) Limited, dated May 24, 2023.
(d)-(1)	Agreement and Plan of Merger, dated November 24, 2023, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Support Agreement, dated November 24, 2023, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.
(d)-(3)	Limited Guarantee, dated November 24, 2023, by Rise Chain Investment Limited in favor of the Company, incorporated herein by reference to Exhibit 99.7 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.
(d)-(4)	Interim Investors Agreement, dated November 24, 2023, by and among Parent, Merger Sub, the Founder Parties, and the Sponsor Parties, incorporated herein by reference to Exhibit 99.8 of the Schedule 13D/A furnished by the Sponsor to the SEC on November 27, 2023.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Companies Act (As Revised) of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.*
(g)	Not applicable.
107	Calculation of Filing Fee Tables.

*
Previously filed

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2024
iClick Interactive Asia Group Limited
By:
/s/ Philip Kan

Name:
Philip Kan

Title:
Chairperson of the Special Committee of the Board of Directors

Jian Tang
/s/ Jian Tang

Igomax Inc.
By:
/s/ Jian Tang

Name: Jian Tang
Title: Director
Wing Hong Sammy Hsieh
/s/ Wing Hong Sammy Hsieh

Bubinga Holdings Limited
By:
/s/ Wing Hong Sammy Hsieh

Name: Wing Hong Sammy Hsieh
Title: Director
Huang Jianjun
/s/ Huang Jianjun

Rise Chain Investment Limited
By:
/s/ Huang Jianjun

Name: Huang Jianjun
Title: Director
Capable Excel Limited
By:
/s/ Wong Siu Wa

Name: Wong Siu Wa
Title: Director
Cheer Lead Global Limited
By:
/s/ Hui Tung Wai

Name: Hui Tung Wai
Title: Director

Creative Big Limited
By:
/s/ Chiu Sin Nang Kenny

Name: Chiu Sin Nang Kenny
Title: Director
Huge Superpower Limited
By:
/s/ Deng Yazhi

Name: Deng Yazhi
Title: Director
Infinity Global Fund SPC
By:
/s/ Hui Tung Wai

Name: Hui Tung Wai
Title: Director
Integrated Asset Management (Asia) Ltd.
By:
/s/ Yam Tak Cheung

Name: Yam Tak Cheung
Title: Director
Marine Central Limited
By:
/s/ Huang Jianjun

Name: Huang Jianjun
Title: Director
Chan Nai Hang
/s/ Chan Nai Hang

Likeable Limited
By:
/s/ Hin Wah Desmond Chu

Name: Hin Wah Desmond Chu
Title: Director
Imen Yee May Pang
/s/ Imen Yee May Pang

Chik Yu Chung Roni
/s/ Chik Yu Chung Roni

Tse Kok Yu Ryan
/s/ Tse Kok Yu Ryan

Tsang Hing Sze
/s/ Tsang Hing Sze

Lau Ying Wai
/s/ Lau Ying Wai

Yang Xin
/s/ Yang Xin

Zhao Yong
/s/ Zhao Yong